

Mail Stop 3233

May 3, 2016

Via E-mail
Mr. D. Anthony Scaglione
Executive Vice President and Chief
Financial Officer
ABM Industries Incorporated
551 Fifth Avenue, Suite 300
New York, NY 10176

> **Re:** **ABM Industries Incorporated**
> **Form 10-K for the fiscal year ended October 31, 2015**
> **Filed December 17, 2015**
> **File No. 001-08929**

Dear Mr. Scaglione:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Senior Assistant Chief Accountant
                                        Office of Real Estate and
                                        Commodities